Exhibit 99.2

GLOBUS MARITIME LIMITED

August 24, 2020

TO THE SHAREHOLDERS OF GLOBUS MARITIME LIMITED

Enclosed is a Notice of Annual Meeting of Shareholders (the “Meeting”) of Globus Maritime Limited (the “Company”), which will be held at the offices of Globus Shipmanagement Corp. located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 16674 Attica, Greece, on September 24, 2020 at 11:00 a.m. local time, and related materials.

At the Meeting, the shareholders of the Company will consider and vote upon the following proposals:

1.	To elect two Class I directors to serve until the 2023 annual meeting of shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2020 (“Proposal Two”);

3.	To approve one or more amendments to the Company’s Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued and outstanding shares of common stock and Series B preferred shares by an aggregate ratio of not more than one-for-100, with the exact ratio to be set at a whole number to be determined by the Company’s Board of Directors or a committee thereof in its discretion, at any time or times after approval of the amendments, and to authorize the Company’s Board of Directors to implement one or more reverse stock splits by filing one or more amendments with the Registrar of Corporations of the Republic of the Marshall Islands (“Proposal Three”);

4.	To approve an amendment and restatement of the Company’s Articles of Incorporation, substantially in the form attached to the accompanying Proxy Statement as Appendix II (“Proposal Four”); and

5.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Three requires the affirmative vote of a majority of the votes eligible to be cast by shareholders entitled to vote thereon. Adoption of Proposal Four requires the affirmative vote of a majority of the votes eligible to be cast by shareholders entitled to vote thereon.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring a legal proxy from your broker, bank or other nominee in order to vote.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Athanasios Feidakis
President, Chief Executive Officer and Chief Financial Officer

GLOBUS MARITIME LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 24, 2020

NOTICE IS HEREBY given that the annual meeting of shareholders (the “Meeting”) of Globus Maritime Limited (the “Company”) will be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 16674 Attica, Greece on September 24, 2020 at 11:00 a.m. local time, for the following purposes, of which items 1, 2, 3 and 4 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class I directors to serve until the 2023 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2020 (“Proposal Two”);

3.	To approve one or more amendments to the Company’s Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued and outstanding shares of common stock and Series B preferred shares by an aggregate ratio of not more than one-for-100, with the exact ratio to be set at a whole number to be determined by the Company’s Board of Directors or a committee thereof in its discretion, at any time or times after approval of the amendments, and to authorize the Company’s Board of Directors to implement one or more reverse stock splits by filing one or more amendments with the Registrar of Corporations of the Republic of the Marshall Islands (“Proposal Three”);

4.	To approve an amendment and restatement of the Company’s Articles of Incorporation, substantially in the form attached to the accompanying Proxy Statement as Appendix II (“Proposal Four”); and

5.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

The board of directors of the Company has fixed the close of business on August 18, 2020 as the record date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring a legal proxy from your broker, bank or other nominee in order to vote.

To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one third of the voting power of the shares entitled to vote at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares or to revoke your vote, if necessary.

The Company’s Annual Report on Form 20-F (the “2019 Annual Report”), which contains the Company’s audited financial statements for the fiscal year ended December 31, 2019, is available on the Company’s website at www.globusmaritime.gr. Any shareholder may receive a hard copy of the Company’s 2019 Annual Report, free of charge upon request.

This Notice of the Meeting, the Proxy Statement and related materials, including the Company’s 2019 Annual Report, can also be found at:

http://globusmaritime.agmdocuments.com/agm2020.html

By Order of the Board of Directors

Olga Lambrianidou
Secretary
August 24, 2020

GLOBUS MARITIME LIMITED

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 24, 2020

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Globus Maritime Limited, a Marshall Islands corporation (the “Company”), for use at the annual meeting of shareholders to be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Attica, Greece on September 24, 2020 at 11:00 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about August 24, 2020.

VOTING RIGHTS AND OUTSTANDING SHARES

On August 18, 2020 (the “Record Date”), the Company had outstanding 175,593,007 common shares, par value $0.004 per share (the “Common Shares”) and 30,000 Series B preferred shares, par value $0.001 per share (the “Series B Preferred Shares” and together with the Common Shares, the “Shares,” and any holder of Shares, a “Shareholder”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held and 25,000 votes for each Series B Preferred Share then held provided however, that pursuant to the Amended and Restated Statement of Designation of the Series B Preferred Shares, no holder of Series B Preferred Shares may exercise voting rights pursuant to any Series B Preferred Share that would result in the total number of votes such holder, together with each beneficial owner of such Series B Preferred Share and any of their affiliates, is entitled to vote (including any voting power derived from Series B Preferred Shares or Common Shares) to exceed 49.99% of the total number of votes eligible to be cast.

To constitute a quorum, there must be present either in person or by proxy one or more Shareholders of record holding at least one third of the voting power of the Shares entitled to vote at the Meeting. The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the NASDAQ Capital Market under the symbol “GLBS.”

REVOCABILITY OF PROXIES

A shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s office at c/o Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Attica, Greece, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold Shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation, if any, is expected to be made primarily by mail, but shareholders may be solicited by telephone, e-mail or personal contact.

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to be Held on September 24, 2020.

The Notice of the Annual Meeting of Shareholders and Proxy Statement is available free of charge at www.globusmaritime.gr

PROPOSAL ONE

ELECTION OF CLASS I DIRECTORS

The Company currently has four directors on its board, which is divided into three classes. As provided in the Company’s Articles of Incorporation, each director is elected to serve for a three- year term and until such director’s successor is duly elected and qualified, except in the event of removal, resignation or death prior to the annual meeting of shareholders in which such director’s term of office expires. The term of the Company’s Class I directors expires at the Meeting. Accordingly, the board of directors of the Company has nominated Athanasios Feidakis and Ioannis Kazantzidis, Class I directors, for re-election as directors whose term would expire at the 2023 annual meeting of shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors of the Company may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Athanasios Feidakis	33	Class I Director
Ioannis Kazantzidis	69	Class I Director

Athanasios (“Thanos”) Feidakis, a Class I director, has been a member of our board of directors since July 2013. As of December 28, 2015, Mr. Athanasios Feidakis was also appointed our President, CEO and CFO. From October 2011 through June 2013, Mr. Athanasios Feidakis worked for our operations and chartering department as an operator. Prior to that and from September 2010 to May 2011, Mr. Athanasios Feidakis worked for ACM, a shipbroking firm, as an S&P broker, and from October 2007 to April 2008, he worked for Clarksons, a shipbroking firm, as a chartering trainee on the dry cargo commodities chartering and on the sale and purchase of vessels. From April 2011 to April 2016, Mr. Athanasios Feidakis was a director of F.G. Europe S.A., a company controlled by his family, specializing in the distribution of well-known brands in Greece, the Balkans, Turkey, Italy and UK. From December 2008 to December 2015, Mr. Athanasios Feidakis was the President of Cyberonica S.A., a family owned company specializing in real estate development. Mr. Athanasios Feidakis holds a B.Sc. in Business Studies and a M.Sc. in Shipping Trade and Finance from the Cass Business School (City University London) and an MBA from London School of Economics. In addition, Mr. Athanasios Feidakis has professional qualifications in dry cargo chartering and operations from the Institute of Chartered Shipbrokers.

Ioannis Kazantzidis, a Class I director, has been a member of our board since November 2016. Mr. Kazantzidis has been the principal of Porto Trans Shipping LLC, a shipping and logistics company based in the United Arab Emirates, since 2007. Between 1987 to 2007, Mr. Kazantzidis was with HSBC Group, where he served in managerial positions participating in the development and implementation of financial systems in multiple locations. Mr. Kazantzidis has since 2009 been a Director of Saeed Mohammed Heavy Equipment Trading LLC, a general trading company, and a senior partner in Porto Trans Auto Services Company, both based in Jebel Ali, UAE. Mr. Kazantzidis has served as the Chairman of Nazaki Corporation, a private investment company based in the British Virgin Islands, since 1988. Mr. Kazantzidis has served, from 2015, to 2018 as the Chairman of W.M.Mendis Hotel Pvt Ltd in the Republic of Sri Lanka. From 1989 to 2015, he was the Chairman of Fishermans Wharf Pvt Ltd, and a director of Dow Corning Lanka Pvt Ltd from 2000 to 2013 and Propasax Pvt Ltd from 2010 to 2015.

Audit Committee. The Company’s Board has established an Audit Committee, composed of two independent members of its board of directors, who are responsible for ensuring that our financial performance is properly reported on and monitored, for reviewing internal control systems and the auditors’ reports relating to our accounts and for reviewing all related party transactions. The Audit Committee is comprised of Ioannis Kazantzidis and Jeffrey O. Parry. The Company believes that Mr. Kazantzidis qualifies as an “audit committee financial expert,” as such term is defined under Securities and Exchange Commission rules.

Corporate Governance Practices. As the Company is a foreign private issuer, it is exempt from the Nasdaq corporate governance rules, other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee’s members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii).

Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by Shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions will have no effect on the outcome of Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

The board of directors of the Company is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2020. Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Abstentions will have no effect on the outcome of Proposal Two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO EFFECT ONE OR MORE REVERSE STOCK SPLITS

General. The Company’s Board of Directors has determined that the Company may need to effect one or more reverse stock splits of its issued and outstanding Common Shares and Series B Preferred Shares by an aggregate reverse stock split ratio of not more than one-for-100, whereby, except as explained below with respect to fractional shares, on the effective date, Common Shares and Series B Preferred Shares issued and outstanding immediately prior thereto will be, automatically and without any action on the part of the Shareholders, combined, converted and changed into new Common Shares and Series B Preferred Shares, as applicable, in accordance with the reverse split ratio, which shall be determined by the Board of Directors or a committee thereof in its discretion. If the Shareholders approve this Proposal Three, the Board of Directors of the Company or a committee thereof will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Shareholders, on one or more occasions, to select an approved reverse stock split ratio and effect the approved reverse stock split and the date and time to effect the reverse stock split. The Company is seeking approval from the Shareholders to effect one or more reverse stock splits and to approve one or more amendments, substantially in the form attached hereto as Appendix I, to the Company’s Articles of Incorporation to effect the reverse stock split(s).

Purpose. A reverse stock split is intended to increase the per share trading value of our Common Shares. The Board of Directors intends to effect a proposed reverse stock split only if the implementation of such a reverse stock split is determined by our Board of Directors (or a committee thereof) to be in the best interests of the Company and its shareholders.

The Company believes that by effecting a reverse stock split, the Company will be better able to maintain compliance with the Nasdaq Capital Market’s minimum bid price requirement. The Nasdaq Capital Market has several listing criteria that companies must satisfy in order to maintain their listing. One of these criteria is that our Common Shares have a minimum closing bid price that is greater than or equal to $1.00 per share. The Company received a notice from Nasdaq Stock Market LLC indicating that it was no longer in compliance with this requirement because the closing bid price of the Common Shares over a period of 30 consecutive business days was less than $1.00 per share. As of August 24, 2020, the Company continues to not be in compliance with this requirement. We believe that by effecting a reverse stock split, we will be better able to maintain compliance with this listing requirement in the future.

In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher stock price after a reverse stock split could alleviate these concerns. By effecting a reverse stock split, we believe we may be able to raise the price of our Common Shares to a level where the Common Shares could be viewed more favorably by potential investors.

The combination of maintaining our listing on the Nasdaq Capital Market and the lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity and price of our Common Shares. In addition, because the number of authorized Common Shares, which is currently 500,000,000 under our Articles of Incorporation, would not decrease in accordance with the selected exchange ratio of the reverse stock split, if implemented, the reverse stock split would decrease the number of issued and outstanding shares of Common Shares and thus provide us with additional Common Shares, which would be available for issuance from time to time for corporate purposes such as acquisitions of companies or assets, sales of stock or securities convertible into Common Shares and raising additional capital.

You should consider that, although our Board of Directors believes that a reverse stock split would likely increase the price of our Common Shares, in many cases, because of variables outside of a company’s control (such as market volatility, investor response to the news of a proposed reverse stock split and the general economic environment), the market price of a company’s shares of common stock may in fact not change in value, or could even decline in value, after a reverse stock split. You should also keep in mind that the implementation of a reverse stock split does not have a direct effect on the actual or intrinsic value of our business or a shareholder’s proportional ownership in our company (subject to changes based on the fractional shares discussion below). However, should the overall value of our Common Shares decline after the proposed reverse stock split, then the actual or intrinsic value of the Common Shares held by you will also proportionately decrease as a result of the overall decline in value.

The Board of Directors may effect one or more reverse splits in connection with this Proposal Three. The Board of Directors believes that shareholder approval of an aggregate exchange ratio range (rather than an exact exchange ratio) provides the Board of Directors with maximum flexibility to achieve the purposes of one or more reverse stock splits. In addition, the Board of Directors reserves its right to elect not to proceed, and abandon, any reverse stock split if it determines, in its sole discretion, that implementing this Proposal Three is not in the best interests of the Company and its shareholders.

Fractional Shares. No fractional Common Shares or Series B Preferred Shares will be created or issued in connection with any reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional Common Shares as a consequence of a reverse stock split will be entitled, upon surrender to the exchange agent of certificates representing such Common Shares or, in the case of non-certificated Common Shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the shareholder would otherwise be entitled multiplied by the closing price per Common Share on the NASDAQ Capital Market on the last trading day prior to the effective date of the reverse stock split, as adjusted for the reverse stock split as appropriate or, if such price is not available or in the case of Series B Preferred Shares, a price to be determined by our Board of Directors. The ownership of a fractional interest will not give the holder of any voting, dividend or other rights except to receive payment therefor as described herein.

Authorized Common Shares and Par Value. The reverse stock split will not result in a change in the number of authorized Common Shares or par value of the Common Shares. Because the Company’s authorized number of Common Shares, which is currently 500,000,000 Common Shares under the Company’s Articles of Incorporation, will not decrease in accordance with the reverse stock split, effecting a reverse stock split would provide the Company with additional Common Shares which would be available for issuance from time to time for corporate purposes such as acquisitions of companies or assets, sales of stock or securities convertible into Common Shares and raising additional capital.

Material U.S. Federal Income Tax Consequences. The following is a summary of the material U.S. federal income tax consequences of the reverse stock split to U.S. Holders (as defined below) of our Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers or traders in securities or currencies, partnerships, S corporations, insurance companies, real estate investment trusts, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, expatriates, tax-exempt entities and investors that own, directly, indirectly or by attribution, 10% or more of our stock by vote or value. In addition, this summary does not consider the effects of U.S. federal alternative minimum tax or estate or gift tax consequences, or any applicable state, local, foreign or other tax laws, and does not address the U.S. federal income consequences of the reverse stock split to persons who are not U.S. Holders.

As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that is a U.S. citizen or resident, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our Common Shares, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

We urge holders to consult with their own tax advisors as to any U.S. federal, state or local, or foreign tax consequences applicable to them that could result from the reverse stock split.

The reverse stock split is intended to constitute a “reorganization” within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a shareholder’s proportionate interest in our earnings and profits. Assuming the reverse stock split so qualifies, for U.S. federal income tax purposes,

•	A U.S. Holder should not recognize any gain or loss on the reverse stock split (except for cash, if any, received in lieu of a fractional Common Share);

•	The U.S. Holder’s aggregate tax basis of the Common Shares received pursuant to the reverse stock split, including any fractional Common Share not actually received, should be equal to the aggregate tax basis of such holder’s Common Shares surrendered in the exchange;

•	The U.S. Holder’s holding period for the Common Shares received pursuant to the reverse stock split should include such holder’s holding period for the Common Shares surrendered in the exchange; and

•	Cash payments received by the U.S. Holder for a fractional Common Share generally should be treated as if such fractional share had been issued pursuant to the reverse stock split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder’s tax basis in such fractional share. However, in certain circumstances, it is possible that the cash received in lieu of a fractional share could be characterized as a dividend for such purposes. U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.

U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the exchange agent in connection with the reverse stock split to avoid backup withholding requirements that might otherwise apply. This information is generally provided on IRS Form W-9 or a substitute form. Failure to provide such information may result in backup withholding at a rate of 24%.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO U.S. HOLDERS OF COMMON SHARES UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Procedures for Effecting Reverse Stock Split. As soon as practicable after the effective date of the reverse stock split, the Company’s shareholders will be notified that the reverse stock split has been effected. The Company expects that its transfer agent, Computershare, will act as exchange agent for purposes of implementing the exchange of share certificates for Common Shares. The Company will act as exchange agent for purposes of implementing the exchange for Series B Preferred Shares. Holders of pre-split certificated Common Shares will be asked to surrender to the exchange agent certificates representing pre-split Common Shares in exchange for post-split Common Shares in accordance with the procedures to be set forth in a letter of transmittal the Company will send to its registered shareholders. No new share certificates will be issued to shareholders, and any shareholder submitting a stock certificate will receive uncertificated shares in return. Any pre-split Common Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split Common Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of shares held following the reverse stock split.

Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Required Vote. Approval of Proposal Three requires the affirmative vote of a majority of the votes eligible to be cast by Shareholders entitled to vote thereon. Abstentions will have the effect of votes “against” Proposal Three.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSAL THREE, THE APPROVAL OF ONE OR MORE AMENDMENTS TO THE ARTICLES OF INCORPORATION TO EFFECT ONE OR MORE REVERSE STOCK SPLITS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL FOUR

APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE COMPANY’S ARTICLES OF INCORPORATION

General. The Board of Directors has approved, and the Company is seeking approval by the Shareholders of, an amendment and restatement of the articles of incorporation of the Company. The full text of the proposed amendment is attached to this proxy statement in substantially the form of Appendix II, and the following description is qualified in its entirety by reference to Appendix II.

The proposed amendments include, among others:

-	That the Company may reissue or resell any Class B shares that shall have been converted into common shares or otherwise acquired by the Company. The current articles of incorporation provide that the Company may not reissue or resell any Class B shares that have been converted into Common Shares, or any Class B shares that have been acquired by the Company in any other manner. This may have an effect of permitting the Company to cumulatively issue more than 100 million Class B shares, which are the aggregate number of Class B shares that may be outstanding at any time.

-	That the Company be required to reserve and keep available, out of its authorized but unissued common shares, such number of common shares as would become issuable upon the conversion of all Class B shares then outstanding, rather than the number of Class B shares then authorized. To the extent that there are no Class B shares outstanding, the Company will no longer be required to reserve 100 million Common Shares for issuance upon conversion of these Class B Shares, which gives the Company additional flexibility to issue those Common Shares from time to time for corporate purposes such as acquisitions of companies or assets, sales of stock or securities convertible into Common Shares and raising additional capital.

-	That neither common shares nor Class B shares may be reclassified, subdivided or combined unless such reclassification, subdivision or combination occurs simultaneously and in the same proportion for each such class of common stock. The purpose of this change would be to ensure that the Common Shares and Class B shares receive equal treatment in the event of a reclassification, subdivision or combination, because Class B shares are convertible into Common Shares.

-	That actions may be taken by shareholders by written consent by holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, rather than by unanimous approval. This can have the effect of permitting the Company to act without calling a special shareholder meeting, or needing to include proposals in an annual meeting. Goldenmare Limited, a company affiliated with our Chief Executive Officer, currently controls 49.99% of the voting power of our outstanding capital stock. Because of this control, Goldenmare Limited and shareholders holding a small percentage of the Company’s Common Shares may collectively execute written consents and approve matters on behalf of the Company. The Company would not solicit votes or hear the views of its other shareholders in this instance.

-	Clarification that the board may remove another director only for cause, to conform with the requirements of the Marshall Islands Business Corporations Act, which does not permit removal of a director without cause by the board of directors.

-	Clarification that the Company shall indemnify an indemnitee for suits by or in the right of the Company, in conformity with the provision of the current articles of incorporation providing that the purpose of the indemnification provision is to fully indemnify the Indemnitee to the fullest extent permitted by Section 60 of the Marshall Islands Business Corporations Act or any successor statute.

-	That the proposed amended and restated articles of incorporation will include a severability provision.

-	That the Company will comply with the Marshall Islands statutory recordkeeping requirements. The Marshall Islands Business Corporations Act provides that articles of incorporation must include this provision and, if it not so included, the statement is, by force of law, deemed to be included in the articles of incorporation of all corporations, including those incorporated prior to the effective date of this law.

-	That the limitation of liability of directors be genericized to state that the limitation is to the fullest extent permitted by law. The current articles of incorporation provides that the articles of incorporation shall not eliminate or limit the liability of a director for (i) any breach of such director’s duty of loyalty to the Corporation or its shareholders, (ii) acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law or (iii) any transactions from which such director derived an improper personal benefit. However, these three limitations already apply by operation of law, and therefore have been removed to provide flexibility in case the applicable law is amended in the future.

Required Vote. Approval of Proposal Four requires the affirmative vote of a majority of the votes eligible to be cast by Shareholders entitled to vote thereon. Abstentions will have the effect of votes “against” Proposal Four.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSAL FOUR, THE APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE ARTICLES OF INCORPORATION IN SUBSTANTIALLY THE FORM OF APPENDIX II. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Olga Lambrianidou

Secretary

August 24, 2020

APPENDIX I

ARTICLES OF AMENDMENT TO

THE ARTICLES OF INCORPORATION

OF

GLOBUS MARITIME LIMITED

PURSUANT TO SECTION 90 OF THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

I, [       ], as the [        ] of Globus Maritime Limited, a Marshall Islands corporation (the “Corporation”), for the purpose of amending the Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certify:

1.	The name of the Corporation is: Globus Maritime Limited

2.	The Company was formed under the laws of Jersey on July 26, 2006 in Jersey and domesticated as a Corporation into Marshall Islands and filed its Articles of Incorporation with the Registrar of Corporations as of November 24, 2010.

3.	Article III of the Articles of Incorporation is hereby amended by adding the following paragraph at the end thereof:

“Reverse Stock Split. As of the commencement of business on [           ] (the “Reverse Stock Split Effective Date”), each [ ] Common Shares and Series B preferred shares, par value $0.001 per share (“Series B Preferred Shares”), issued and outstanding immediately prior to the Reverse Stock Split Effective Date either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (1) validly issued, fully paid and non-assessable Common Share and Series B Preferred Share, respectively, without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided that no fractional shares shall be issued to any holder and that in lieu of issuing any such fractional shares, fractional shares resulting from the Reverse Stock Split will be rounded down to the nearest whole share and provided, further, that shareholders holding Common Shares who would otherwise be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the ratio of the Reverse Stock Split will receive a cash payment (without interest and subject to applicable withholding taxes) in an amount per share equal to the closing price per Common Share on NASDAQ on the trading day immediately preceding the Reverse Stock Split Effective Date, as adjusted for the reverse stock split as appropriate, and that shareholders holding Series B Preferred Shares who would otherwise be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the ratio of the Reverse Stock Split will receive a cash payment (without interest and subject to applicable withholding taxes) in an amount per share equal to an amount determined by the Board of Directors of the Corporation. Each certificate, if any, that immediately prior to the Reverse Stock Split Effective Date represented Common Shares (“Old Certificates”), shall thereafter represent that number of Common Shares into which the Common Shares represented by the Old Certificate shall have been combined, subject to the elimination of fractional shares as described above. The reverse stock split described in this paragraph shall not change the number of Common Shares or Series B Preferred Shares authorized to be issued or the par value of the Common Shares or Series B Preferred Shares. The stated capital of the Corporation shall be reduced from $[ ] to $[ ], which may be further adjusted for the cancellation of fractional shares, and the reduction of $[ ], which may be further adjusted for the cancellation of fractional shares, shall be allocated to surplus. No change was made to the number of registered shares of Class B Shares or Preferred Shares the Corporation is authorized to issue or to the par value of Class B Shares or Preferred Shares.”

4.	All of the other provisions of the Articles of Incorporation shall remain unchanged.

5.	This amendment to the Articles of Incorporation was authorized by vote of the holders of a majority of the voting power of the issued and outstanding shares of the Corporation.

[Signature Page Follows]

IN WITNESS WHEREOF, I have executed these Articles of Amendment to the Articles of Incorporation on this                day of             .

Name: [ ]
Title: [ ]

APPENDIX II

STATEMENT TO AMEND AND RESTATE THE ARTICLES OF INCORPORATION OF

~~OF~~

GLOBUS MARITIME LIMITED

UNDER SECTION 93 OF THE

~~PURSUANT TO SECTIONS 28 AND 127 THE MARSHALL ISLANDS~~ BUSINESS CORPORATIONS ACT

~~ARTICLE I~~

~~NAME, REDOMICILIATION, PURPOSE, POWERS AND DURATION~~

~~Section 1.1 Name. The name of the corporation shall be Globus Maritime Limited (the “Corporation”).~~

The undersigned, [NAME OF OFFICER], [TITLE OF OFFICER] of GLOBUS MARITIME LIMITED, a Republic of the Marshall Islands corporation (the “Corporation”), for the purpose of amending and restating the Articles of Incorporation of the Corporation pursuant to Section 93 of the Business Corporations Act, hereby certifies that:

1.	The name of the Corporation is: GLOBUS MARITIME LIMITED

2.	~~Section 1.2 Redomiciliation.~~ The Corporation was formed under the laws of Jersey on July 26, 2006 as a public company and redomiciled to the Marshall Islands ~~as of~~ on November 24, 2010, the date of the filing of Articles of Domestication and ~~these Articles of Incorporation~~Articles of Incorporation with the Registrar of Corporations of the Marshall Islands. Pursuant to Section 127(3) of the Marshall Islands Business Corporations Act (the “BCA”), the existence date of the Corporation is the date the Corporation was originally formed in Jersey. The Corporation’s articles of incorporation were amended on October 17, 2016 and October 11, 2018. A Statement of Designations with respect to the Corporation’s articles of incorporation was filed with the Registrar of Corporations of the Marshall Islands on each of April 24, 2012, June 12, 2020 and July 27, 2020.

3.	Articles I, III, IV, V, VII and IX are hereby amended and replaced by the Amended and Restated Articles of Incorporation attached hereto.

4.	These Amended and Restated Articles of Incorporation were duly adopted in accordance with the provisions of Sections 88(1) and 93 of the Business Corporations Act.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation on this             day of                                  , 20 .

Name:
Title:

2

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

GLOBUS MARITIME LIMITED

ARTICLE I

NAME, REDOMICILIATION, PURPOSE, POWERS AND DURATION

Section 1.1 Name. The name of the corporation shall be Globus Maritime Limited (the “Corporation”).

Section 1.2 Redomiciliation. The Corporation was formed under the laws of Jersey on July 26, 2006 as a public company and redomiciled to the Marshall Islands as of November 24, 2010, the date of the filing of Articles of Domestication and Articles of Incorporation with the Registrar of Corporations of the Marshall Islands. Pursuant to Section 127(3) of the Marshall Islands Business Corporations Act (the “BCA”), the existence date of the Corporation will be the date the Corporation was originally formed. ~~Upon redomiciliation, the Corporation will be governed under the laws of the Marshall Islands.~~

Section 1.3 Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA.

Section 1.4 Powers. The Corporation shall have every power which a corporation now or hereafter organized under the BCA may have, including, without limitation, the power to engage in any lawful act or activity relating to the business of maritime transportation, including owning subsidiaries which own, operate, charter or re- charter vessels to others and any other lawful act or activity customarily conducted in conjunction therewith.

Section 1.5 Duration. The Corporation shall have a perpetual existence.

ARTICLE II

REGISTERED ADDRESS AND REGISTERED AGENT

The registered address of the Corporation in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH 96960. The name of the Corporation’s registered agent at such address is The Trust Company of the Marshall Islands, Inc. The Board of Directors of the Corporation (the “Board of Directors”) may establish branches, offices or agencies in any place in the world and may appoint legal representatives anywhere in the world.

ARTICLE III

CAPITAL STOCK

The Corporation shall have authority to issue seven hundred million (700,000,000) shares of capital stock, of which (i) five hundred million (500,000,000) shares shall be registered shares of common stock, par value four-tenths of one United States cent (US$0.004) per share (the “Common Shares”); (ii) one hundred million (100,000,000) shares shall be registered shares of Class B common stock, par value one-tenth of one United States cent (US$0.001) per share (the “Class B Shares” and collectively with the Common Shares, the “Common Stock”); and (iii) one hundred million (100,000,000) shares shall be registered preferred shares, each with a par value of one-tenth of one United States cent (US$0.001) (the “Preferred Shares”).

In these Articles of Incorporation, unless specifically stated otherwise herein, the term “shares” means the Common Shares, the Class B Shares and the Preferred Shares, and the term “shareholders” means the holders of the Common Shares, the Class B Shares and the Preferred Shares.

ARTICLE IV

CLASSES AND CHARACTERISTICS OF THE SHARES OF CAPITAL STOCK

Section 4.1 Definitions. As used in these Articles of Incorporation:

(a)                 “Person” means an individual, partnership, corporation (including, without limitation, a business trust), limited liability company, joint stock company, trust, unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof;

(b)                 “Voting Power” means, with respect to a class or series of capital stock or classes of capital stock, as the context may require, the aggregate number of votes that the holder(s) of such class or series of capital stock or classes of capital stock, or any relevant portion thereof, entitled to vote at a meeting of shareholders, as the context may require, have; and

(c)                 “Voting Shares” means, with respect to any corporation, shares of any class or series of capital stock entitled to vote in connection with the election of directors and/or all other matters submitted to a vote and, with respect to any entity that is not a corporation, any equity interest entitled to vote in connection with the election of the directors or other governing body of such entity and/or all other matters submitted to a vote.

Section 4.2 Preferred Shares.

(a)                  The Preferred Shares may be issued from time to time in one or more series. The Board of Directors is vested with authority, with respect to any series of Preferred Shares, to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions thereon, including, without limitation, (1) the designation of the series; (2) the number of shares in the series, which the Board of Directors may, except where otherwise provided in the Preferred Shares designation, increase or decrease, but not below the number of shares then outstanding; (3) whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series; (4) the dates at which dividends, if any, will be payable; (5) the redemption rights and price or prices, if any, for shares of the series; (6) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series; (7) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation; (8) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made; (9) conditions or restrictions on the issuance of shares of the same series or of any other class or series of the Preferred Shares; (10) the voting rights, if any, of the holders of the series; and (11) the rights to elect one or more directors of the Corporation. In case the number of shares of any series shall be decreased, the shares constituting such decrease shall resume the status of undesignated Preferred Shares.

(b)                  Except as otherwise required by law, holders of any series of Preferred Shares shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by these Articles of Incorporation or by resolution of the Board of Directors adopted pursuant to authority herein granted relating to the issuance of such series and filed in accordance with Section 5 of the BCA (together with a statement prepared pursuant to Section 35(5) of the BCA setting forth a copy of the said resolution).

Section 4.3 Common Shares.

At every meeting of the shareholders of the Corporation, each holder of Common Shares shall be entitled to one (1) vote in person or by proxy for each Common Share registered in such holder’s name on the ~~transfer books~~ stock ledger of the Corporation in connection with the election of directors and all other matters submitted to a vote of shareholders.

Section 4.4 Class B Shares.

The Board of Directors shall have the authority to issue Class B Shares ~~in one or more series~~. Each Class B share shall have identical designations, preferences, rights, qualifications, limitations and restrictions as a Common Share except as follows:

(a)                  At every meeting of the shareholders of the Corporation, each holder of Class B Shares shall be entitled to twenty (20) votes in person or by proxy for each Class B Share registered in such holder’s name on the ~~transfer books~~ stock ledger of the Corporation in connection with the election of directors and all other matters submitted to a vote of shareholders.

(b)                 Each holder of Class B Shares (not including the Corporation and the Corporation’s subsidiaries) may convert any or all of the Class B Shares held by such holder into an equal number of Common Shares by providing a written notice to the Corporation, accompanied by certificates, if any, for such Class B Shares and any payment required for documentary, stamp or similar issue or taxes, stating that such holder desires to convert such Class B Shares into the same number of Common Shares, and, subject to the sole discretion of the Corporation, if to be issued in certificated form, with such legends and transfer restrictions relating to applicable securities laws thereon as the Corporation may determine and the denominations in which such certificates are to be issued. To the extent permitted by applicable law, such voluntary conversion shall be deemed to have been effected at the close of business on the date such holder provides such written notice (and, if applicable, certificates) to the Corporation.

(c)                 The Corporation ~~shall not~~ may reissue or resell any Class B Shares that shall have been converted into Common Shares pursuant to or as permitted by the provisions of this Article IV, or any Class B Shares that shall have been acquired by the Corporation in any other manner. The Corporation shall at all times reserve and keep available, out of its authorized but unissued Common Shares, such number of Common Shares as would become issuable upon the conversion of all Class B Shares then ~~authorized~~outstanding.

Section 4.5 Voting as a Single Class. Except as may be otherwise required by law or required or permitted by these Articles of Incorporation, the holders of Common Shares and Class B Shares shall vote together as a single class and their votes shall be counted and totaled together on all matters submitted to a vote of shareholders of the Corporation. Any provision of these Articles of Incorporation for conversion of Class B Shares into Common Shares on a one-for-one basis shall be deemed not to adversely affect the rights of the Common Shares, and every reference in these Articles of Incorporation to a majority or other proportion of the votes of Common Shares or Class B Shares shall refer to such majority or other proportion of the votes to which such Common Shares or Class B Shares are entitled.

Section 4.6 Authority to Pay Dividends. The holders of the Common Shares and the Class B Shares are entitled to receive dividends. Subject to any requirements imposed by the BCA, the Board of Directors, in its sole discretion, may determine whether to declare and pay dividends to the shareholders at any time, in accordance with the rights and preferences of the shares. Dividends shall be paid in cash unless the Board of Directors has authorized a distribution in kind, such distribution in kind, including, without limitation, the distribution of shares of any class of capital stock of the Corporation. The Board of Directors shall determine the fair market value of any dividend to be paid in kind. No dividend shall be declared on each Class B Share unless an equal dividend is simultaneously declared on each Common Share, and no dividend shall be declared on each Common Share unless an equal dividend is simultaneously declared on each Class B Share.

Neither the Common Shares nor the Class B Shares may be reclassified, subdivided or combined unless such reclassification, subdivision or combination occurs simultaneously and in the same proportion for each such class of Common Stock.

Section 4.7 No Preemptive Rights. No shares of capital stock of the Corporation of any class whether now or hereafter authorized and no other security of the Corporation shall carry with it, and no holder of any share or shares of capital stock of the Corporation of any class whether now or hereafter authorized or of any other security of the Corporation, solely by reason thereof, shall have any preferential or preemptive right to acquire additional shares of capital stock of the Corporation of any class whether now or hereafter authorized or of any other security of the Corporation.

Section 4.8 Distribution of Assets in case of Liquidation. In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment in full of the amounts, if any, required to be paid to the Corporation’s creditors and the holders of Preferred Shares, the remaining assets and funds of the Corporation shall be distributed pro rata to the holders of Common Shares and Class B Shares, and the holders of Common Shares and the holders of Class B Shares shall be entitled to receive the same amount per share in respect thereof. For purposes of this Section 4.8, the voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation or a consolidation or merger of the Corporation with or into one or more other corporations or entities (whether or not the Corporation is the corporation surviving such consolidation or merger) shall not be deemed to be a liquidation, dissolution or winding up of the affairs of the Corporation, voluntary or involuntary.

Section 4.9 Action by Written Consent. Any action required by the BCA to be taken at a meeting of shareholders of the Corporation, or any action which may be taken at a meeting of the shareholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. An electronic transmission consenting to an action to be taken and transmitted by a shareholder or proxyholder, or by a person or persons authorized to act for a shareholder or proxyholder, shall be deemed to be written and signed for the purposes of this section, provided that any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (a) that the electronic transmission was transmitted by the shareholder or proxyholder or by a person or persons authorized to act for the shareholder or proxyholder and (b) the date on which such shareholder or proxyholder or authorized person or persons transmitted such electronic transmission.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1 Powers. The management of all the affairs, property and business of the Corporation shall be vested in the Board of Directors, who shall have and may exercise all powers except such as are exclusively conferred upon the shareholders by law or by these Articles of Incorporation.

Section 5.2 Number and Class. The number of persons constituting the Board of Directors shall not be less than three (3) or more than nine (9), as fixed from time to time by the vote of holders of a majority of the Voting Power of the aggregate Voting Shares of the Corporation (subject to any rights of the holders of Preferred Shares) or by majority vote of the entire Board of Directors. The Board of Directors shall be divided into three (3) classes (“Class I,” “Class II” and “Class III,” respectively), as nearly equal in number as the then total number of directors constituting the entire Board of Directors permits, with the term of office of one or another of the three (3) classes expiring each year. The initial term of office of the Class I directors ~~shall expire~~ expired at the 2011 annual meeting of shareholders, the initial term of office of the Class II directors ~~shall expire~~ expired at the 2012 annual meeting of shareholders and the initial term of office of the Class III directors ~~shall expire~~ expired at the 2013 annual meeting of shareholders. ~~Commencing with the 2011 annual meeting of shareholders, the directors~~ Directors elected at an annual meeting of shareholders to succeed those whose terms then expire shall be identified as being directors of the same class as the directors whom they succeed, and each of them shall hold office until the third succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified, unless such director is removed, resigns or dies prior to the annual meeting of shareholders in which such director’s term of office expires.

Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more class or series of Preferred Shares shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the then authorized number of directors shall be increased by the number of directors to be elected, and the terms of the director or directors elected by such holders shall expire at the next annual meeting of shareholders.

Section 5.3 Election. Directors shall be elected by a plurality of the votes cast by ~~holders with Voting Power of the aggregate Voting Shares of the Corporation~~shareholders entitled to vote in the election. Cumulative voting, as defined in Section 71(2) of the BCA, shall not be used to elect directors. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide. Notwithstanding the foregoing, and except as otherwise required by law, if one or more class or series of Preferred Shares provides the holders thereof the right to elect one or more directors of the Corporation, the provisions of this Section 5.3 shall not apply with respect to the director or directors elected by such holders of Preferred Shares.

Section 5.4 Removal. Any or all of the directors of the Corporation may be removed at any time, with or without cause, by the affirmative vote of holders of a majority of the Voting Power of the aggregate Voting Shares of the Corporation cast at a meeting of the shareholders or for cause by the affirmative vote of 66-2/3% of the members of the Board of Directors then in office. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more class or series of Preferred Shares shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the provisions of this Section 5.4 shall not apply with respect to the director or directors elected by such holders of Preferred Shares and such director(s) shall be removed only pursuant to the provisions contained in the resolution(s) of the Board providing for the establishment of any such class or series of Preferred Shares.

Section 5.5 Vacancies. Except as otherwise provided in these Articles of Incorporation, any vacancies in the Board of Directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the vote of not less than a majority of the remaining members of the Board of Directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of the term for which such directors shall have been chosen and until their successors shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more class or series of Preferred Shares shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the provisions of this Section 5.5 shall not apply with respect to the director or directors elected by such holders of Preferred Shares and such director(s) shall be replaced only pursuant to the provisions contained in the resolution(s) of the Board providing for the establishment of any such class or series of Preferred Shares.

Section 5.6 Power of the Shareholders and Board of Directors Regarding Bylaws. The shareholders have the authority to adopt, amend and repeal the bylaws of the Corporation by the affirmative vote of holders of the majority of the Voting Power of the aggregate Voting Shares of the Corporation. The Board of Directors shall also have the authority to adopt, amend and repeal the bylaws of the Corporation without a vote of the shareholders, except that the Board of Directors may not amend or repeal the provisions of the bylaws for which it is specifically provided in the bylaws that they may be amended only by the affirmative vote of holders of no less than the majority of the Voting Power of the aggregate Voting Shares of the Corporation.

ARTICLE VI

BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

(a)                 Definitions. For the purpose of this Article VI only, the following terms shall have the meanings as described herein:

(i)                   “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, another person.

(ii)                  “Associate,” when used to indicate a relationship with any person, means: (1) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of Voting Shares; (2) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (3) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(iii)                 “Business Combination,” when used in reference to the Corporation and any Interested Shareholder (as defined below) of the Corporation, means:

(A)                 any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (1) the Interested Shareholder or any of its Affiliates; or (2) with any other Person if the merger or consolidation is caused by the Interested Shareholder;

(B)                   any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Corporation, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Corporation;

(C)                  any transaction that results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any shares of the Corporation, or any share of such subsidiary, to the Interested Shareholder, except: (1) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation, or shares of any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such; (2) pursuant to a merger with a direct or indirect wholly-owned subsidiary of the Corporation solely for purposes of forming a holding company or changing the jurisdiction of incorporation; (3) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation, or shares of any such subsidiary, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (4) pursuant to an exchange offer by the Corporation to purchase shares made on the same terms to all holders of said shares; or (5) any issuance or transfer of shares by the Corporation; provided that in no case under items (3)-(5) of this subparagraph (C), shall there be an increase in the Interested Shareholder’s proportionate share of any class or series of shares of the Corporation;

(D)                 any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, or shares of any such subsidiary, or securities convertible into such shares of the Corporation, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

(E)                  any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Corporation), of any loans, advances, guarantees, pledges or other similar benefits (other than those expressly permitted in subparagraphs (A)-(D) of this subsection(a)) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(iv)                “Control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of Voting Shares, by contract or otherwise. A person who is the owner of 20% or more of the outstanding Voting Shares of any Person shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds Voting Shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(v)                  “Interested Shareholder” means any person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation), that (1) is the owner of 15% or more of the outstanding Voting Shares of the Corporation; (2) is an Affiliate or Associate of the Corporation and was the owner of 15% or more of the outstanding Voting Shares of the Corporation at any time within the three (3)-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; or (3) the Affiliates and Associates of any person listed in clauses (1) and (2) above; provided that the term “Interested Shareholder” shall not include any Person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Corporation; provided that such Person shall be an Interested Shareholder if thereafter such Person acquires additional Voting Shares of the Corporation, except as a result of further action by the Corporation not caused, directly or indirectly, by such Person. For the purpose of determining whether a Person is an Interested Shareholder, the Voting Shares of the Corporation deemed to be outstanding shall include Voting Shares deemed to be Owned by such Person, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(vi)                 “Owner,” including the terms “own” and “owned,” when used with respect to any shares, means a person that individually or with or through any of its Affiliates or Associates:

(A)                 beneficially owns such shares, directly or indirectly;

(B)                  has (1) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or Associates until such tendered shares is accepted for purchase or exchange; or (2) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided that a person shall not be deemed the owner of any shares because of such person’s right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(C)                 has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in paragraph (vi)(B)(2) of this Article VI) or disposing of such shares with any other person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such shares.

(b)                 The Corporation shall not engage in any Business Combination with any Interested Shareholder for a period of three (3) years following the date of the transaction in which the person became an Interested Shareholder, unless:

(i)                   prior to such date, the Board of Directors approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;

(ii)                 upon consummation of the transaction that resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the Voting Shares of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (1) persons who are directors and officers; and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(iii)                 at or subsequent to such time, the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the Voting Power of the outstanding Voting Shares of the Corporation that are not owned by the Interested Shareholder.

(c)	The restrictions contained in this Article VI shall not apply if:

(i)                    (A) a shareholder becomes an Interested Shareholder inadvertently and (1) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder and (2) would not, at any time within the three (3)-year period immediately prior to a Business Combination between the Corporation and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership or (B) the shareholder became an Interested Shareholder prior to the effectiveness of this Article VI (including prior to the redomestication of the Corporation); or

(ii)                  the Business Combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required hereunder of, a proposed transaction, which (A) constitutes one of the transactions described in the following sentence; (B) is with or by a person who either was not an Interested Shareholder during the previous three (3) years or who became an Interested Shareholder with the approval of the Board of Directors; and (C) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one (1)) who were directors prior to any person becoming an Interested Shareholder during the previous three (3) years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(A)              a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to the BCA, no vote of the shareholders of the Corporation is required);

(B)                a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Corporation; or

(C)	a proposed tender or exchange offer for 50% or more of the outstanding Voting Shares of the Corporation.

(d)                  The Corporation shall give not less than twenty (20) days notice to all Interested Shareholders prior to the consummation of any of the transactions described in clause (A) or (B) of the second sentence of this Article VI(c)(ii). Any amendment of this Article VI shall not apply to any Business Combination between the Corporation and any person who became an Interested Shareholder of the Corporation at or prior to the time of such approval.

ARTICLE VII

LIMITATION ON DIRECTOR LIABILITY AND INDEMNIFICATION

Section 7.1 Limitation of Director Liability. To the fullest extent that the BCA or any other law of the Marshall Islands as it exists or as it may hereafter be amended permits the limitation or elimination of the liability of directors, no director of the Corporation shall be liable to the Corporation or its shareholders for monetary damages for actions taken in their capacity as director or officer of the Corporation, ~~provided that such provision shall not eliminate or limit the liability of a director for (i) any breach of such director’s duty of loyalty to the Corporation or its shareholders, (ii) acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law or (iii) any transactions from which such director derived an improper personal benefit~~including any fiduciary duties. No amendment to or repeal of this Section 7.1 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Section 7.2 Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, (other than an action by or in the right of the Corporation) by reason of the fact he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation, a director or officer of another corporation, partnership, joint venture, trust or other enterprise (the “Indemnitee”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding unless a final and unappealable determination by a court of competent jurisdiction has been made that he or she did not act in good faith or in a manner he or she did not reasonably believe to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

The Corporation shall indemnify any Indemnitee who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

The purpose of this provision is to fully indemnify the Indemnitee to the fullest extent permitted by Section 60 of the BCA or any successor statute.

Section 7.3 Expenses Payable in Advance. The right to be indemnified shall include, without limitation, the right of an Indemnitee to be paid expenses in advance of the final disposition of any proceeding upon receipt of an undertaking to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified hereunder.

The purpose of this provision is to advance funds to the fullest extent permitted by Section 60 of the BCA or any successor statute.

Section 7.4 Expenses of Enforcement. An Indemnitee shall also be paid reasonable costs, expenses and attorneys’ fees (including expenses) in connection with the enforcement of rights to the indemnification granted hereunder

Section 7.5 Non-exclusivity of Rights. The rights of indemnification shall not be exclusive of any other rights to which an Indemnitee may be entitled and shall not be limited by the provisions of Section 60 of the BCA or any successor statute.

Section 7.6 Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation or serving in such capacity in another corporation at the request of the Corporation against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Articles of Incorporation.

Section 7.7 Other Action. The Board of Directors may take such action as it deems necessary or desirable to carry out the provisions set forth in this Article VII, including, without limitation, adopting procedures for determining and enforcing the rights guaranteed hereunder, and the Board of Directors is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangement as may be permitted by law.

Section 7.8 Amendment or Repeal of Article VII. Neither the amendment or repeal of this Article VII, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article VII, shall eliminate or reduce any right to indemnification afforded by this Article VII to any person with respect to his or her status or any activities in his or her official capacities prior to such amendment, repeal or adoption.

Section 7.9 Amendment of BCA. If the BCA is amended after the date of the filing of these Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors or permitting indemnification to a fuller extent, then the liability of a director of the Corporation shall be eliminated or limited, and indemnification shall be extended, in each case to the fullest extent permitted by the BCA, as so amended from time to time. No repeal or modification of this Section 7.9 by the shareholders shall adversely affect any right or protection of a director of the Corporation existing by virtue of this Section 7.9 at the time of such repeal or modification.

ARTICLE VIII

AMENDMENTS

Except as otherwise provided by law, any provision herein requiring a vote of shareholders may only be amended by such a vote. Further, except as otherwise provided by law, Articles V, VI, VII and VIII may only be amended by affirmative vote of the holders of a majority of the Voting Power of the aggregate Voting Shares of the Corporation.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Authorization. These Articles of Incorporation were authorized by action of the shareholders of the Corporation.

Section 9.2 Domicile. The Corporation may transfer its corporate domicile from the Marshall Islands to any other place in the world.

Section 9.3 Article and Section Headings and References. Article and Section headings in these Articles of Incorporation are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein. Unless otherwise expressly provided herein, all references to an “Article” or “Section” are to an Article or Section of these Articles of Incorporation.

Section 9.4 Severability. If any provision or application of these Articles of Incorporation shall be invalid or unenforceable, the remainder of these Articles of Incorporation and its remaining applications shall not be affected thereby, and shall continue in full force and effect.

Section 9.5 Recordkeeping. The Corporation will comply with all applicable provisions of the Republic of the Marshall Islands Business Corporations Act, including retention, maintenance, and production of accounting, shareholder, beneficial owner and director and officer records in accordance with Division 8 of the Republic of the Marshall Islands Business Corporations Act.

IN WITNESS WHEREOF, I have executed these Articles of Incorporation on this 2~~4th~~          day of ~~November, 2010~~                     , 20       .

GLOBUS MARITIME LIMITED

By:	~~/s/ Georgios Karageorgiou~~
Name: ~~Georgios Karageorgiou~~
Title: ~~Chief Executive Officer~~

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